Mail Stop 4561

July 28, 2009

By U.S. Mail and facsimile to (212) 635-1121

Thomas P. Gibbons
Chief Financial Officer
Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 0-52710**

Dear Mr. Gibbons:

We have considered your response letter dated July 14, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2008 Annual Report

Financial Summary, page 5

1.   We read your additional response to comment two from our letter dated May 5,
        2009. We continue to believe the non-GAAP measure you have referenced has
        the effect of eliminate recurring items, particularly amortization, M&I expenses,
        restructuring charges, and securities write-downs. Item 10(e)(1)(ii)(B) of
        Regulation S-K prohibits using a non-GAAP performance measure to eliminate or
        smooth items identified as non-recurring, infrequent or unusual, when the nature
        of the charge is such that it is reasonably likely to recur within two years or there
        was a similar charge within the prior two years. Accordingly, explain how your
        measures are in conformity with Item 10(e). Please advise or revise to eliminate
        such adjustments from your future filings (starting with your upcoming Form 10-
        Q for the Six Months ended June 30, 2009). See also Question #8 from the
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements

Notes to Consolidated Financial Statements

Note 29 - Legal Proceedings, page 144

2.   We read your response to comment eight from our letter dated June 22, 2009 and
        note your determination that a loss arising from the claim by the Federal Customs
        Service of the Russian Federation was neither probable of occurrence nor
        reasonably estimable at December 31, 2008 and March 30, 2009. Your accrual, at
        June 30, 2009, implies the determination of probability and estimate of loss has
        changed (i.e. it is now probable and estimable). Please confirm this is true. If
        your determination has not changed, provide your basis for an accrual (refer to
        paragraph 37 of SFAS 5).

3.   In addition to our comment above, tell us if an exposure to loss exists in excess of
        the amount accrued. If so, please disclose the nature of the contingency and
        provide an estimate of the possible loss or range of loss (refer to paragraph 10 of
        SFAS 5).

                        *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your response to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact me at (202) 551-3872 or William J. Schroeder, Staff Accountant, at (202) 551-3294.

Sincerely,

Hugh West
Branch Chief